[LOGO OMITTED]  Koor Industries Ltd.



FORTISSIMO CAPITAL COMPLETES FIRST CLOSING IN ACQUIRING 39% OF TELRAD NETWORKS FROM KOOR INDUSTRIES LTD.

ROSH HA'AYIN, Israel - November 15, 2004 - Koor Industries Ltd. (NYSE: KOR), ("Koor"), a leading Israeli investment holding company, announced today that it has completed the first closing of the agreement signed September 28, 2004 for the sale of 39% of Telrad Networks ("Telrad) to Fortissimo Capital ("Fortissimo") for $21 million. As part of the first closing, Fortissimo acquired 19.5% of the company for $10.5 million. The second closing, for the balance of the investment, is expected to take place in the first half of 2005. The proceeds of the sale will be extended as a loan to Telrad by Koor.

Earlier this month Mr. Yuval Cohen was named Active Chairman of Telrad Networks.

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

About Fortissimo
Fortissimo Capital is a private equity fund investing in public and private technology companies at inflection points, contributing expertise with the substantial experience of its principals and its network of resources. Fortissimo is backed by 15 financial institutions including insurance companies, banks and pension funds.

About Telrad
Telrad Networks is a provider of cutting-edge telecommunications solutions compliant with the highest standards in a wide range of areas. For the past 25 years the company has developed products for Nortel Networks and other leading telecom equipment manufacturers. Telrad Networks also markets and sells telecom solutions products to emerging markets.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries
- Tel. +9723 9008 310
Fiona Darmon - Director of Corporate Communications, Koor Industries
- Tel. +9723 9008 417


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.